                                                                                    December 20, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:   Pamela Long, Assistant Director

                  Re:    Trans-Lux Corporation

                           Registration Statement on Form S-1

                           Filed July 26, 2012

                           File No. 333-182870

Ladies and Gentlemen:

                On behalf of Trans-Lux Corporation (the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of August 20, 2012, numbered in response to your numbered comments.

General

1.         We note that you are registering 31,835,000 shares of common stock for resale by the selling stockholders.  Given the size of the resale offering relative to the outstanding shares of common stock held by non-affiliates, we believe that this transaction may be an indirect primary offering by or on behalf of the company.  Because you do not appear to be eligible to conduct a primary offering on Form S-3, you are ineligible to conduct an at the market offering under Rule 415(a)(4). If you disagree with our analysis, tell us why you believe that you can rely on Rule 415(a)( I )(i) for this transaction.

For guidance you may wish to refer to Question 612.09 in the Securities Act Rules section of our "Compliance and Disclosure Interpretations" on the Commission's website.  Note that we may have additional comments on your analysis and may request additional disclosures upon review of your response.  Alternatively, please consider significantly reducing the number of shares that you are registering for resale.

Response to No. 1:

We respectfully disagree with the Staff’s position that this offering by the selling stockholders is a primary offering by the Company.  Although more than one-third of the public float is being registered, we believe that the transaction should be treated as a resale secondary offering for the reasons set forth below.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax

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Background

All of the stockholders acquired their securities in the Company in connection with one of two transactions.  Pursuant to one of such transactions, on June 17, 2011, the Company entered into a Subscription Agreement with Hackel Family Associates LLC (“HFA”) pursuant to which the Company executed a secured promissory note in the principal amount of $650,000 to HFA (the “HFA Offering”).  In connection with the HFA Offering, the Company issued five-year warrants (the "HFA Warrants") to purchase 1,000,000 shares of common stock of the Company at an initial exercise price of $1.00.  The exercise price of the HFA Warrants was reduced to $0.10 upon the Company’s filing of its Amended and Restated Certificate of Incorporation on July 2, 2012.  The HFA Warrants are exercisable on a cashless basis if at any time there is no effective registration statement for the underlying shares of common stock.

Under the second of the two transactions in connection with which selling stockholders acquired their securities in the Company, on November 14, 2011, the Company completed the sale of an aggregate of $8.3 million of securities (the “Preferred Offering”) consisting of (i) 416,500 shares of the Company’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”) having a stated value of $20.00 per share and convertible into fifty shares of the Company’s common stock (or an aggregate of 20,825,000 shares of common stock) and (ii) 4,165,000 one-year warrants (the “A Warrants”).  These securities were issued at a purchase price of $20,000 per unit (the “Unit”).  Each Unit consisted of 1,000 shares of Series A Preferred Stock (convertible into 50,000 shares of common stock) and 10,000 A Warrants.  Each A Warrant entitles the holder to purchase (a) one share of the Company’s common stock and (b) a three-year warrant (the “B Warrants”), at an exercise price of $0.20 per share.  Each B Warrant shall entitle the holder to purchase one share of the Company’s common stock at an exercise price of $0.50 per share.

R.F. Lafferty & Co., Inc. (the “Placement Agent”), a FINRA registered broker-dealer, was engaged as placement agent in connection with the Preferred Offering.  The placement agent was paid fees based upon a maximum of an $8,000,000 raise (and no fees were paid upon the additional $330,000 of gross proceeds raised which brought the total offering to $8,330,000).  Such fees consisted of a cash fee in the amount of $200,000, a one-year note for $200,000 at a 4.00% rate of interest and three-year warrants (the “Placement Agent Warrants”) to purchase 24 Units, each Unit consisting of 50,000 shares of common stock and 10,000 A Warrants.  The A Warrants issuable upon exercise of the Placement Agent Warrants and the B Warrants issuable upon exercise of the A Warrants underlying the Placement Agent Warrants are substantially the same as the A Warrants and B Warrants sold to the investors in the Offering, except that they have the following exercise periods: (i) the A Warrants issuable upon exercise of the Placement Agent Warrants are exercisable for a period of two years from the date of exercise of the Placement Agent Warrants; and (ii) the B Warrants issuable upon exercise of the A Warrants underlying the Placement Agent Warrants are exercisable for a period equal to the longer of (i) three  years from the Closing Date or (ii) one year from the date or exercise of the A Warrants underlying the Placement Agent Warrants.  The Placement Agent Warrants are exercisable at a price of $0.50 per share, and the A Warrants and B Warrants issuable upon exercise of the Placement Agent Warrants have an exercise price of $0.20 per share in the case of the A Warrants and $0.50 per share in the case of the B Warrants, on the same terms as provided in the A Warrants and B Warrants sold in the Preferred Offering.

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On July 2, 2012, the Company filed an Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware, containing provisions which, among other things (a) increased the authorized shares of common stock to 60,000,000, (b) reduced the par value of common stock to $0.001, (c) reduced the par value of preferred stock to $0.001, (d) removed Class A Stock from authorized capital stock and (e) removed Class B Stock from authorized capital stock.  Pursuant to the filing of the Amended and Restated Certificate of Incorporation, (i) the Company’s 416,500 issued and outstanding shares of Series A Preferred Stock automatically converted into an aggregate of 20,825,000 shares of common stock in accordance with the terms of the Series A Preferred Stock, (ii) the exercise price of the A Warrants was reduced from $1.00 to $0.20, in accordance with the terms of the A Warrants and (iii) the exercise price of the B Warrants was reduced from $1.00 to $0.50, in accordance with the terms of the B Warrants.

The registration statement includes (i) 20,825,000 shares of common stock issued upon conversion of the Series A Preferred Stock, (ii) 4,165,000 shares of common stock issuable upon exercise of the A Warrants issued to investors in the Preferred Offering, (iii) 1,200,000 shares of common stock issuable upon exercise of the Placement Agent Warrants and (iv) 1,000,000 shares of common stock issuable upon exercise of the HFA Warrants.

Rule 415 Analysis

Rule 415(a)(1)(i) provides that securities may be registered for a continuous offering provided that the securities "are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary."  In Compliance and Disclosure Interpretation 612.09 (“CDI 612.09”) with respect to the rules under the Securities Act, the Staff acknowledged that:

[i]t is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. (emphasis added)

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After consideration of all of the factors listed in CDI 612.09, which are discussed in detail below in the context of the registration statement, it is the Company’s view that the offering is a valid secondary offering and is eligible to be made under Rule 415(a)(1)(i) under the Securities Act as contemplated by the registration statement.

The date on which and the circumstances in which each selling stockholder received the shares and/or the overlying securities.

With respect to the 20,825,000 shares of common stock issued upon conversion of Series A Preferred Stock, all of such shares of Series A Preferred Stock were purchased for cash by the selling stockholders under the Preferred Offering on November 14, 2011. The 4,165,000 A Warrants, and the 1,200,000 Placement Agent Warrants, the underlying shares of which are included in the registration statement, were also issued to the selling stockholders on November 14, 2011 pursuant to the Preferred Offering. Thus, of the 27,190,000 shares included in the registration statement, 26,190,000 shares were issued or are issuable upon securities acquired by the selling stockholders on November 14, 2011. The remaining 1,000,000 shares included in the registration statement represent shares issuable upon exercise of the HFA Warrants, which were issued on June 17, 2011, in connection with the sale of a secured promissory note.

In addition to the date on which the securities were acquired, also relevant to the analysis are the circumstances under which the selling stockholders received the securities. In the case at hand, with the exception of the Placement Agent Warrants, the selling stockholders received the securities for cash in the Preferred Offering or the HFA Offering. In both cases, the issuances were valid private placements under Section 4(2) of the Securities Act and Regulation D promulgated thereunder. The HFA Offering and the Preferred Offering constituted the primary offerings by the Company.

The selling stockholders made an aggregate investment of $8,980,000 in the Company. The selling stockholders (except for R.F. Lafferty & Co., Inc., which received its securities for services provided in connection with the Preferred Offering) made an investment in the Company and they hold the risk of ownership since they purchased the securities.  Even after the registration statement is declared effective, the selling stockholders will continue to bear the risk of ownership thereafter. The registration of the common stock was not a condition precedent to funding under the HFA Offering or the Private Offering. As a result, the selling stockholders have borne the risk that the Company would fail or be unable to register the securities. The risks being borne by the selling stockholders are further evidence that this is not an offering by or on behalf of the Company. The Company has already received the proceeds of the sale of securities under the HFA Offering and the Preferred Offering. Pursuant to the HFA Offering and the Preferred Offering, the selling stockholders made a cash investment and the Company has received the proceeds from the sale of securities to the selling stockholders.

The sale by the selling stockholders of their shares is not analogous to an offering by the Company.  In a Company offering, other than pursuant to a firm commitment offering, the Company does not receive any proceeds from the sale of its securities until the proceeds from the sale of the minimum offering have been deposited into an escrow account and have cleared. The selling stockholders (with respect to the Preferred Offering) have a contractual right to have the Company register the common stock and the common stock underlying the warrants issued to them, but the Company received the proceeds from the sale in June 2011 (with respect to the HFA Offering) and November 2011 (with respect to the Preferred Offering). All of the selling stockholders acquired their securities, for investment and specifically represented to the Company that they were not acquiring their securities with a view to distribution or resale of the securities except in full compliance with all applicable provisions of the Securities Act.

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The relationship of each selling stockholder with the Company.

With the exceptions of R.F. Lafferty & Co., Inc., (which acted as the placement agent for the Preferred Offering), George Schiele (who is a director of the Company), and WestLane Equity Income Fund (which is controlled by Elliot Sloyer, who is a director of the Company), the selling stockholders’ sole relationship with the Company has been as investors.  Except for George Schiele, WestLane Equity Income Fund, and Sloopboon & Co. (which is an affiliate of the Company by virtue of its share ownership (see “Security Ownership Of Certain Beneficial Owners and Management”), none of the selling stockholders is an affiliate of the Company.  Except for George Schiele, WestLane Equity Income Fund, and Sloopboon & Co., none of the selling stockholders has the ability directly or indirectly to control the actions of the Company either by contract or through management or the exercise of voting rights, and has no special access to material non-public information concerning the Company

In addition, the Company believes that, except as follows, none of the selling stockholders have a relationship with each other:

Henry Hackel is the owner of R.F. Lafferty & Co., Inc. and is the principal of HFA.

Henry Hackel also exercises voting and investment control over the securities offered by:

            R.F. Lafferty & Co., Inc. PSP FBO Holly Begley

            R. F. Lafferty & Co., Inc PSP FBO Robert Hackel

            R. F. Lafferty & Co., Inc PSP FBO Fred Froewiss

            R. F. Lafferty & Co., Inc PSP FBO Phyllis Fattaruso

            R. F. Lafferty & Co., Inc PSP FBO Martin McNeill

            R. F. Lafferty & Co., Inc PSP FBO Carol Quinones

            R. F. Lafferty & Co., Inc PSP FBO Paul Grass

            R. F. Lafferty & Co., Inc PSP FBO Gregory O'Connor

            Henry Hackel is the father of Robert Hackel

            Henry Hackel is the father of Jessica Hackel.

            Henry Hackel is the brother of Patricia Hackel.

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Whether or not any of the selling stockholders is in the business of buying and selling securities.

Except for R.F. Lafferty & Co., Inc., the Company believes that none of the selling stockholders is in the business of buying and selling securities.

The amount of shares involved.

As of July 26, 2012, the date of the filing of the registration statement, there were 25,511,923 shares of common stock issued and outstanding.  Based on the number of shares issued and outstanding as of July 26, 2012, the shares being registered represent approximately 85.3% of the Company's issued and outstanding shares of common stock after giving effect to the exercise of the warrants, and 130.9% of the Company’s public float after giving effect to the exercise of warrants.

A narrow focus on the number of shares is inconsistent with CDI 612.09 and the facts and circumstances recited above. We understand the concerns of the Staff with respect to the registration of variable rate or floating securities because of the potential for significant dilution of current shareholders.  However, we respectfully submit that the nature and provisions of the securities being registered, namely that they are not floating rate or variable rate securities, and merely contain standard anti-dilution provisions and adjustments for corporate changes, stock reclassifications and similar events, are also important factors to consider when making a determination that the transaction is a secondary offering and not a primary offering.

We understand that several years ago the Staff became increasingly concerned about public resales of securities purchased in “toxic” transactions.  The Staff believed that public investors often did not have an appropriate understanding as to the nature of the investment being made or the negative impact that such transactions could have on the market prices of the shares involved.  In many of these “toxic” transactions, an issuer would commit to issuing shares at a conversion price that floated in accordance with the market price of the underlying common stock.  When the deals were announced, the stock prices typically fell with the result that the issuer ended up issuing significant blocks of stock -- in many cases well in excess of 100% of the shares previously outstanding.  In these toxic situations, existing investors or investors who purchased shares after the announcement of the transaction frequently faced unrelenting downward pressure on the value of their investments.  In too many of these cases, the shares held by non-participants in these transactions were ultimately rendered worthless.

In order to combat the effects of these toxic transactions, the Office of Chief Counsel and the senior Staff members of the Commission’s Division of Corporation Finance began to look at ways to discourage toxic transactions and to limit the impact of these transactions.  One way to do so was to limit the ability of the investors in those transactions to have their shares registered. As we understand it, the Staff was instructed to look more closely at any situation where an offering involved more than approximately one-third of the public float.  If an issuer sought to register more than one-third of its public float, the Staff was instructed to examine the transaction to see if it implicated Staff concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes.  According to the Office of Chief Counsel, the test was intended to be a mere screening test and was not intended to substitute for a complete analysis of the factors cited in CDI 612.09.  As described above, the terms of the Preferred Offering and the HFA Offering do not implicate any of the concerns leading to the focus on “toxic” transactions.

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Focusing solely on the number of shares being registered in relation to the shares outstanding or the public float has a disproportionate impact on smaller public companies -- exactly those issuers who have very limited options to raise funds. PIPE investors do not typically look to acquire a specific proportion of a company and then calculate an investment amount based on a desired level of ownership.  A focus on the percentage of the public float or the percentage of the shares outstanding would unfairly penalize smaller companies without apparent justification.

Further, we believe that consideration should be given to the wide distribution of securities under the Preferred Offering.  There are 93 selling stockholders, of which only one is registering more than 4.9% of the total number of shares of common stock being registered.  Further, of these 93 selling stockholders, other than George Schiele (who is a director of the Company), none of the selling stockholders has been an officer or director of the Company or any of its predecessors or affiliates within the last three years (as noted above, WestLane Equity Income Fund is controlled by Elliot Sloyer, who is a director of the Company).  In addition, other than George Schiele, WestLane Equity Fund, and R.F. Lafferty & Co., Inc., none of the selling stockholders has had a material relationship with the Company within the last three years (except as investors).

Conclusion:  Considering all circumstances, the selling stockholders are not acting as a conduit for the Company

Considering the factors listed in CDI 612.09, (i) the selling stockholders made fundamental decisions to invest in the Company, (ii) the selling stockholders have represented their investment intent and disclaimed any intent to distribute their securities in violation of any securities laws; the shares being registered include no shares issuable upon conversion of notes that would contain toxic or other abusive provisions that have in the past merited special concerns by the Staff, (iii) as all of the facts and analysis provided above demonstrate, the selling stockholders are not acting as conduits for the Company.   In these circumstances we are of the view that the offering the Company seeks to register is a valid secondary offering and may proceed consistent with Rule 415.

2.         In addition to the foregoing comment, since your common stock is not listed on an exchange or quoted on the OTCBB, there is no market for the shares and you are ineligible to conduct an at the market offering under Rule 415(a)(4).  Please revise to state that the selling stockholders will sell their shares of common stock at an identified fixed price or a range per share until your common stock is listed on an exchange or quoted on the OTCBB and thereafter at prevailing market prices or privately negotiated prices.

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www.srff.com

Response No. 2:

The registration statement has been revised (see page 1) to disclose that the selling stockholders will sell their shares at a fixed price until the common stock is quoted on the OTCBB and thereafter at prevailing market prices or privately negotiated prices, in accordance with the Staff’s comment.

3.         We note that you are registering these shares of common stock underlying convertible securities which are issuable upon exercise of other convertible securities:

            •           4,165,000 shares of common stock underlying B warrants issuable upon exercise of the A warrants issued to investors.

            •           240,000 shares of common stock underlying A warrants issuable upon exercise of the placement agent warrants.

            •           240,000 shares of common stock underlying B warrants issuable upon exercise of the A warrants issuable upon exercise of the placement agent warrants.

            Please note that you may register shares of common stock for resale only if the private placement was complete when the registration statement was filed.  Since none of the A warrants underlying the placement agent warrants, and none of the B warrants appear to have been issued at this time, it does not appear that the underlying shares can be registered for resale under Rule 415(a)(1)(i) because they would not be deemed to be currently outstanding.  Note that in order for these A and B warrants to be deemed to be outstanding such that it would be appropriate to register the resale of the underlying common stock, there could be no conditions to the obligations of the investors or the placement agent to take the securities that are within their control.  In this case, it remains within the warrant holders' control whether to exercise A warrants or placement agent warrants in order to receive the A and B warrants that are ultimately exercisable for common stock that you are registering for resale.  It would be appropriate to file a new registration statement for the resale of the common stock only after the immediately overlying A or B warrants have been issued.  Please revise accordingly.

Response to No. 3:

The registration statement has been revised (see page 4) to remove the shares issuable upon exercise of the B warrants and the A warrants underlying the placement agent warrants, in accordance with the Staff’s comment.

Prospectus Outside Cover Page

4.We understand that Trans-Lux's common stock is quoted on the OTCQB under the symbol "TNLX."

Response:

The prospectus cover page has been revised in accordance with the Staff’s comment.

Risk Factors, page 6

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5.         We note the statement "There are numerous and varied risks, known and unknown, that may prevent us from achieving our goals."  Since you are required to disclose all risks that it believes are material at this time, please revise.

Response to No. 5:

The registration statement has been revised (see page 6) to remove the reference to unknown risks, in accordance with the Staff’s comment.

Critical Accounting Policies and Estimates, page 13

6.         We note your discussion of the requests for waivers of the 2009 and 2010 minimum funding standard for your defined benefit plan submitted to the IRS.  On page 8, you state “The waivers, if granted, will defer payment of $285,000 and $559,000 of the minimum funding standard for the 2009 and 2010 plan years, respectively.” On page 14, you state "The Company has not remitted $242,000 and $358,000 of payment contributions for 2009 and 2010, respectively." Please reconcile between the 2009 and 2010 amounts disclosed.  Please also tell us and revise to disclose, if known, the status of the waiver requests.  Revise Note 7 on page 70 to expand the disclosure to explain how the owed payments for the 2009 and 2010 plan years have been treated in the accompanying financial statements and the potential impact on your financial statements and liquidity if the waivers are not granted.

Response to No. 6:

            The registration statement has been revised to disclose that the Company has been in constant communication with regards to obtaining the waivers and has provided all requested information to the appropriate agencies.  The Company is currently awaiting further response from the IRS.  The difference between the two sets of amounts is due to the timing of the payments.  For 2009, $242,000 represents the missed payments during the calendar year and the amount of  $285,000 represents the minimum funding standard for the plan year.  For 2010, the amount of $358,000 represents the missed payments during the calendar year and the amount of $559,000 represents the minimum funding standard for the plan year.  The registration statement has been revised to disclose how the owed payments for the 2009 and 2010 plan years have been treated in the accompanying financial statements and the potential impact on the Company’s financial statements and liquidity if the waivers are not granted, in accordance with the Staff’s comment.

7.         You state on page 58 that the minimum required contribution for 2012 is expected to be $1.2 million, which is included in accrued liabilities in the balance sheet, and that the long-term pension liability is $4.8 million and is included in deferred pension liability and other.  Please expand your pension critical accounting policy to address:

•           The materiality of the cash funding requirements to your results of operations and cash flows and/or liquidity in addition to your financial condition.

•           Whether you can quantify the expected contribution for each of the next five years.

•           The factors that could have a material impact on your ability to make your expected contributions for 2012.

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Response to No. 7:

The registration statement has been revised (see page 13) to expand the pension plan critical accounting policy, in accordance with the Staff’s comment.

Liquidity and Capital Resources, page 16

8.         Please reorganize the information in this section so that it flows more logically.  For example, you discuss the reorganization plan that relates to the notes and debentures, then the credit agreement, and then once again the notes and debentures.  It may also help readers better understand your disclosure if you use appropriate subheadings within this section.

Response to No. 8:

The registration statement has been revised (see page 16) to reorganize the liquidity and capital resources section in accordance with the Staff’s comment.

9.         Please clarify what happens if the trustee or holders of the 8-1/4% notes declare the outstanding principal and interest on the notes due immediately because of the company's failure to make the required semi-annual interest payments and a principal payment.  In particular, please clarify the meaning of the statement that "no payment shall be made by the company to the holders or trustee …"  Please also clarify who the holder of the senior indebtedness is in this context.

Response to No. 9:

The registration statement has been revised (see page 16) to clarify the disclosure relating to the default on the outstanding notes in accordance with the Staff’s comment.

10.       You were not in compliance with the minimum tangible net worth ratio as of December 31, 2011 and the senior debt coverage ratio as of March 31, 2012.  Please revise to provide a clear summary of the covenants at year end and each subsequent quarter that quantifies the required minimum/maximum ratios or amounts for each of your financial covenants and the actual ratios or amounts achieved for each financial covenant as of the dates.  Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.  We also note your letter dated November 30, 2009 in response to comment 1 in our letter dated November 17, 2009.

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Response:

The registration statement has been revised (see page 17) to disclose a summary of the covenants at year end and each subsequent quarter, in accordance with the Staff’s comment.

11.       You state on page 17 "Management believes that based on its actions taken, current cash resources and cash provided by continuing operations should be sufficient to fund its anticipated current and near term cash requirements."  Please revise to:

•           Quantify how much you will require to satisfy your cash and operating requirements over the next 12 months.

•           Provide a discussion of the extent to which you are currently using funds in your operations on a monthly basis.

Response to No 11:

The registration statement has been revised (see page 18) to quantify the cash and operating requirements over the next 12 months and includes a discussion thereof, in accordance with the Staff’s comment.

Management, page 24

12.       Describe briefly the business experience during the past five years of Messrs. Marco M. Elser, Richard Nummi, George W. Schiele, Elliot Sloyer, and Salvatore J. Zizza. See  Item 401(e)(1) of Regulation S-K.  We note the omission of dates for the five years in their biographical paragraphs.

Response to No. 12:

The registration statement has been revised (see page 25) in accordance with the Staff’s comment.

Business, page 20

13.       If material to understanding your business, please disclose the need for any governmental approval of principal products or services.  If governmental approval is necessary and you have not yet received that approval, discuss the status of the approval within the governmental approval process.  Sec Item 101(h)(viii) of Regulation S-K.

Response to No. 13:

The Company is not aware of any requirements by any federal, state or local governmental agencies for approval of the principal products or services of the Company.  Accordingly, no revisions have been made to the registration statement with respect to governmental approvals.

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14.       If material to understanding your business, please disclose the effect of existing or probable governmental regulations on your business.  See  Item 101(h)(4)(ix) of Regulation S-K.  In this regard. we note that you have risk factor disclosure regarding compliance with U.S. and foreign laws and regulations that apply to your international operations.

Response to No. 14:

The registration statement has been revised (see page 23) to disclose the effect of existing governmental regulations on the Company’s business, in accordance with the Staff’s comment.

15.       If material to understanding your business, please disclose the costs and effects of compliance with environmental laws at the federal, state, and local levels.  See  Item 101(h)(4)(xi) of Regulation S-K.

Response to No. 15:

There are no material costs or effects of compliance with environmental laws at the federal, state and local levels for the Company. Accordingly, no revisions have been to the registration statement with respect to costs and compliance with environmental laws at the federal, state and local levels.

Manufacturing and Operations, page 22

16.       Disclose sources and availability of raw materials.  Further, identify your principal suppliers.  See  Item 101((h)(4)(v) of Regulation S-K.  We note the disclosure in the risk factors section that Trans-Lux purchases most of the LEDs and LED module blocks used in its digital displays and lighting from three suppliers.

Response to No. 16:

The registration statement has been revised (see page 23) to indicate the sources and availability of raw materials, and to identify principal suppliers, in accordance with the Staff’s comment.

17.       Disclose the principal provisions or terms of any agreement that you have with a third party manufacturer in China.

Response to No. 17:

The Company obtains products and supplies from various manufacturers in China at spot prices that vary based upon supply required.  The Company is not party to any long-term supply contracts with any third party manufacturers in China.  The S-1 has been revised accordingly.

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Intellectual Property, page 23

18.       Disclose the duration of any material patent.

Response to No. 18:

The Company does not own any current patents. The S-1 has been revised accordingly.

Properties, page 23

19.       Advise what consideration you have given to filing the lease agreement for your headquarters and principal executive offices.  See  Item 601(b)(10) of Regulation S-K.

Response to No. 19:

            The lease agreement for the Company’s principal executive offices was not deemed to be a material definitive agreement not made in the ordinary course of business, and therefore it has not been filed.  The annual rent expense for the year ended December 31, 2011 was $147,000 representing 1.8% of the total general and administrative expense for the year.  The lease expires in May 2013.

Selling Stockholders, page 33

20.       Note that:

• For any selling stockholder that is a broker-dealer, the prospectus should state that the selling stockholder is an underwriter.

• For any selling stockholder that is an affiliate of a broker-dealer, the prospectus should state that the selling stockholder purchased in the ordinary course of business and at the time of purchase of the securities to be resold had no agreements or understandings, directly or indirectly, with any person to distribute the securities.  If a selling stockholder cannot provide these representations, then the prospectus should state that the selling stockholder is an underwriter.

            Notwithstanding the foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

Response to No. 20:

The registration statement has been revised (see pages 34-39) to: (i) identify R.F. Lafferty & Co., Inc. as an underwriter, (ii) to identify selling stockholders that are affiliates of a broker-dealer, and (iii) to disclose that with respect to the selling stockholders that are affiliates of a broker-dealer, the selling stockholders purchased in the ordinary course of business and at the time of purchase of the securities to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute the securities, in accordance with the Staff’s comment.

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21.       We note that some selling stockholders have the same surname.  Disclose the relationship, if any, of selling stockholders who have the same surname.

Response to No. 21:

            The registration statement has been revised, in footnote 18 to the selling stockholder table, to disclose the relationships of the selling stockholder who have the same surname, in accordance with the Staff’s comment.

22.       The introductory language of this section and other disclosure in the prospectus and in the fee table indicates that selling shareholders are offering 31,835,000 shares; however, 1,680,000 shares are unaccounted for in the first paragraph describing the sources of the shares being offered.  Please ensure that the fee table and all disclosures, including this narrative introduction and the table of selling shareholders, are consistent.

Response to No. 22:

The registration statement has been revised (see page 34) in the introductory language of the selling stockholder section such that all shares are accounted for and all related disclosures are consistent, in accordance with the Staff’s comment.

23.       Please clarify the extent to which the selling stockholders received their shares in connection with the November 14, 2011 offering that you made to fund the restructuring of the 8-1/4% notes and 9-1/2% debentures or in other transactions.

Response to No. 23:

The registration statement has been revised (see page 34) in the selling stockholder section to clarify that except for HFA, all of the selling stockholders received their shares in connection with the November 14, 2011 offering that the Company completed to fund the restructuring of the 8-1/4% notes and 9-1/2% debentures, in accordance with the Staff’s comment.

6. Rental Equipment, page 53

24.       We note from page 48 the estimated useful life for rental equipment is 5-15 years.  Given the materiality of rental equipment to your financial statements, please revise to break out this range into more meaningful or specific groups.  Provide a detailed description of the nature of the equipment in each group.  Also, break out the gross rental equipment carrying value of $43,252 into these same groups.  Finally, address in your critical accounting policies and estimates section the specific factors that you consider in assessing for impairment of your rental equipment.  Refer to ASC 360-10¬35-21.  We note only very general information is provided related to your "long-lived assets" on page 48.

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Response to No. 24:

The registration statement has been revised (see pages 13, 49 and 54) to break out the estimated useful life for rental equipment and the gross rental equipment carrying value into more specific groups and to disclose the factors considered in assessment for impairment in the critical accounting policies, in accordance with the Staff’s comment.

Undertakings, page 76

25.       Since the Rule 430B undertakings are inapplicable to the offering, please delete those undertakings.

Response to No. 25:

The registration statement has been revised (see page 80) to delete the Rule 430B undertakings in accordance with the Staff’s comment.

10-K

Goodwill and intangibles, page 20

26.       Please explain the reasons you changed from weighting the income and market approaches evenly in the prior year's evaluation to weighting the income approach 67% and the market approach 33%.  Tell us how your estimate of the reporting unit's fair value would have changed if you had weighted the two approaches evenly as in the prior year, quantify the amount of difference from carrying value, and explain whether it would have triggered step two of the impairment test.

Response to No. 26:

The Company changed from weighting the income and market approaches evenly in the prior year's evaluation to weighting the income approach 67% and the market approach 33% in order to be more reflective of the current fair value of the business.  The Company decided to use less weight on the market approach as the comparable companies in the industry were significantly larger than the reporting unit and therefore less reflective of the fair value of reporting unit.  Additionally the company noted that the comparable companies sold their products into more markets than the reporting unit.  The Company noted that although these were comparable companies and relevant data points for our analysis, the income approach was more accurate and reflective of the current value of the Company’s reporting unit.  The carrying value of the reporting unit was $4,321,000.  Weighting the income and market approaches evenly would have increased the valuation from $4,567,000 to $4,850,000, which would not have triggered step two of the impairment test.

27.       Please tell us the basis for your revenue growth assumptions, with an overall weighted average growth rate of 3.0%, including the projected average revenue growth rates and the long term growth rates used in the derivation of terminal year values.  Tell us the actual revenue growth amounts for the catalog sports reporting unit over the last five years.

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Response to No. 27:

The assumptions used for the overall weighted average revenue growth rate of 3.0% was predicated on the current levels of booked orders that included ancillary signage due to the new TLVision product line.  The revenue of the catalog sports reporting unit has been negatively impacted by school budgets and the negative economic environment but finally saw a small turnaround in 2011.  The revenue growth for the last five years for the catalog sports reporting unit are 2007 (2.4%), 2008 3.9%, 2009 (16.7%), 2010 (19.4%) and 2011 1.6%

28.       Please tell us your specific method for developing the gross profit margins used in your estimate.  Quantify the amounts used and the actual historical gross profit margins on which they are based.  Tell us how this assumption has changed from the prior year's test.

Response to No. 28:

The gross profit margin used in the estimate was the prior year’s actual gross profit margin, adjusted for an inventory obsolescence charge, a reduction in force and a change in benefit costs.  The actual gross profit margin for 2009 was 20.4%, for 2010 was 16.6% and for 2011 was 18.3%, we estimated 19.6% for 2012 and 20.0% for 2013 through 2020. The actual gross profit margin for the three months ending March 30, 2012 and June 30, 2012 was 17.0% 22.1%, respectively, while the gross profit margin for the six months ending June 30, 2012 was 19.8%.  The prior year’s test used a gross profit margin of 22.0% for 2011 and 2012, 23.0% for 2013 and 2014, 24.0% for 2015 and 2016 and 25.0% for 2017 through 2019.

29.       Tell us the discount rate that you used in determining the fair value this year and in the prior year's test.

Response to No. 29:

The discount rated used in 2010 and 2011 in determining the fair value was 13.0%.

30.       Describe the catalog sports reporting unit, including the nature of its operations, its size, and its profitability, and explain how you identified comparable companies.  Describe the comparable companies used.

Response to No. 30:

The catalog sports reporting unit manufactures, services and sells scoreboards and data display units to high schools, colleges and municipalities.   It revenues for the past two years were approximately $11.0 million and it has been marginally profitable.  Prior to the past two years, its revenues were approximately $13.4 million and it had a $1.5 million pre-tax income.  The reporting unit results have been negatively impacted by reductions in school budgets and the negative economic environment.  The Company used two comparable companies, Daktronics Inc. and Digital Recorders, Inc.  Daktronics Inc. designs, manufactures, sells and services video boards, scoreboards, digital scoreboards and related products.  Digital Recorders, Inc. develops, designs, contracts for the manufacture of and markets information technology products that include transit communications, digital messaging systems and related products.

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Signatures, page 31

31.       The Form 10-K must be signed also by Trans-Lux's principal executive officer.  Further, any person who occupies more than one of the specified positions must indicate each capacity in which he signs the report.  We note that Mr. Jean-Marc Allain signed the Form 10-K only in his capacity as a director.  See  General Instruction D of Form I O-K, and revise in future filings.

Response to No. 31:

The Company’s principal executive officer will sign future filings of the Company’s Form 10-K.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense to any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very Truly Yours,

/s/ Jeff Cahlon

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